UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): September 22, 2020

REITless Impact Income Strategies LLC

(Exact name of issuer as specified in its charter)

Delaware	61-1871099
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

120 Newport Center Drive, Newport Beach, CA 92660
(Full mailing address of principal executive offices)

(855) 742-4862

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Shares

Item 9. Other Events

On September 22, 2020, RW Holdings NNN REIT, Inc. (the “NNN REIT”) issued a press release regarding its recent acquisition of the REITless.com investment platform, including acquisition of REITless Impact Income Strategies, LLC (the “Company”). NNN REIT completed its acquisition through its indirect, wholly-owned subsidiary, modiv Advisors, LLC, which is now the manager of the Company. Modiv Advisors, LLC plans to update the Company’s offering circular in early 2021 with innovative, investor-first features that will enhance the Company’s original qualified Reg A+ offering. A copy of NNN REIT’s press release is attached hereto as Exhibit 15 and is incorporated herein solely for purposes of this Item 9 disclosure.

Exhibits

Exhibit No.	Description
15	Press Release dated September 22, 2020 Regarding RW Holdings NNN REIT, Inc.’s Acquisition of the REITless.com Investment Platform

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REITless Impact Income Strategies LLC

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: September 22, 2020